UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated April 28, 2020
Commission File Number: 001-35788
ARCELORMITTAL
(Translation of registrant’s name into English)
24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On April 28, 2020, ArcelorMittal issued the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.
Exhibit List
Exhibit No.	Description
Exhibit 99.1	Press release dated April 28, 2020, ArcelorMittal announces the publication of first quarter 2020 Ebitda sell-side analyst consensus figures.

Exhibit Index
Exhibit No.	Description
Exhibit 99.1	Press release dated April 28, 2020, ArcelorMittal announces the publication of first quarter 2020 Ebitda sell-side analyst consensus figures.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL
Date 28 April 2020

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary & Group Compliance & Data Protection Officer